SHEARMAN & STERLING LLP

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06019437

RECEIVED

2006 DEC 21 A 5:54

December 19, 2006

Rule 12g3-2(b) File No. 82-188

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Rule 12g3-2(b) File No. 82-188

On behalf of Kirin Brewery Co., Ltd. (the "Company"), please find enclosed the following document which is being furnished to the Securities and Exchange Commission (the "SEC") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder:

> Translation of press release dated December 19, 2006 regarding notification regarding results of tender offer and changes in subsidiaries.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Robert D. Ferguson

PROCESSED

DEC 2 2 2006

THOMSON FINANCIAL

Enclosures

cc: Kirin Brewery Co., Ltd.

Rule 12g3-2(b) File No. 82-188

Kirin Brewery Co., Ltd.:

Document Furnished under Rule 12g3-2(b) on December 19, 2006

[TRANSLATION OF PRESS RELEASE]

December 19, 2006

For Immediate Release

Company Name: Kirin Brewery Company, Limited
Name of Representative: President and Representative Director, Kazuyasu Kato
(Stock Code: 2503)
Direct your queries to: (Title) General Manager, Corporate Communications & IR Group, CSR & Corporate Communications Division, Kensuke Suzuki (Tel: +813-5540-3455)

Notification Regarding Results of Tender Offer and Changes in Subsidiaries

At the meeting of the Board of Directors of Kirin Brewery Company, Limited (the "Company") held on November 16, 2006, the Board resolved to acquire 67,000,000 shares of common stock of Mercian Corporation (Stock Code: 2536, the First Section of the Tokyo and Osaka Stock Exchanges) ("Mercian") through a tender offer (the "Tender Offer"). The Company commenced the Tender Offer on November 17, 2006 and completed the Tender Offer on December 18, 2006. Accordingly, the Company hereby gives notice of the matters set forth below.

In addition, the Company gives notice that as a result of the Tender Offer, Mercian will become a consolidated subsidiary of the Company.

* * * * *

I. Results of Tender Offer

1. Outline of the Tender Offer (announced on November 16, 2006)

   (1) Trade name of the Tender Offeror and address of its head office:
   Kirin Brewery Company, Limited
   10-1, Shinkawa 2-chome, Chuo-ku, Tokyo

   (2) Trade name of the Target Company: Mercian Corporation

   (3) Description of shares to be purchased: common shares

   (4) Tender offer period:
   Friday, November 17, 2006 to Monday, December 18, 2006 (32 days)

   (5) Purchase price per share: ¥370 per share

2. Results of the Tender Offer

(1) Number of shares tendered and purchased:

Total number of shares planned to be purchased:	67,000,000 shares
Total number of shares tendered:	77,350,000 shares
Total number of shares purchased:	67,000,000 shares

(2) Status of Tender Offer

Because the total number of tendered shares (77,350,000 shares) exceeded the number of shares planned to be purchased (67,000,000 shares), as described in the Notice of the Tender Offer and the Tender Offer Registration Statement, such excess of tendered shares will not be purchased by the Company. The Company will deliver and make other settlements with respect to the purchase of shares pursuant to the pro rata method (the "Pro Rata Method") defined in Article 27-13, Paragraph 5 of the Securities and Exchange Law (the "Law") and Article 32 of the Ministry Ordinance regarding disclosure of tender offers for shares by persons other than the issuer (the "Ordinance").

Total number of applicant shareholders	Total number of shares tendered	Total number of shares purchased	Total number of shares not purchased
1,745 applicants	77,350,000 shares	67,000,000 shares	10,350,000 shares

(3) Calculation of Purchase of Shares based on the Pro Rata Method:

Because the total number of tendered shares (77,350,000 shares) exceeded the number of shares planned to be purchased (67,000,000 shares), as described in the Notice of the Tender Offer and the Tender Offer Registration Statement, such excess tendered shares will not be purchased by the Company. The Company will deliver and make other settlements with respect to the purchase of shares pursuant to the Pro Rata Method.

Because the total number of shares to be purchased from all tendering shareholders was calculated pursuant to the Pro Rata Method, in which shares constituting less than one unit (1,000 shares) were rounded off, such total number of shares was more than the number of shares that the Company offered to purchase. The Company decreased by one unit the number of tendered shares from each tendering shareholder in descending order, beginning with shareholders that owned the most rounded-off shares, until the total number of shares to be purchased was equal to the number of shares that the Company offered to purchase.

As the number of shares to be purchased would have been less than the number of shares that the Company offered to purchase if the Company decreased the number of shares purchased from all tendered shareholders who held equal numbers of shares that were rounded-up, the Company selected by lot shareholders from whom the Company would decrease the number of shares to be purchased, to the extent that the total number of shares to be purchased would be no less than the number of shares that the Company offered to purchase.

(4) Change in the number of shares owned by the Company due to the Tender Offer

(i) Number of shares owned prior to the Tender Offer: 0 shares (shareholding percentage of 0.00%)

Number of voting rights owned prior to the Tender Offer: 0 (0.00% of total voting rights)

(ii) Number of shares owned subsequent to the Tender Offer: 67,000,000 shares (shareholding percentage of 50.12%)

Number of voting rights owned subsequent to the Tender Offer: 67,000,000 (50.89% of total voting rights)

(Note 1) The shareholding percentage is calculated based on there being 133,689,303 outstanding shares of Mercian as of June 30, 2006.

(Note 2) The voting rights percentage is calculated based on the aggregate number of voting rights (131,645) of Mercian as of June 30, 2006 (excluding the voting rights of treasury shares owned by Mercian as of the same date).

(Note 3) For the purposes of the calculations of shareholding percentages and voting rights percentages, numbers are rounded off to the second decimal place.

(5) Funds required for the Tender Offer: ¥24,790 million

3. Method of Settlement and Commencement Date of Settlement

(1) Name and location of head office of securities companies, banks or other organizations in charge of settlement: Mitsubishi UFJ Securities Co., Ltd.
4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

(2) Commencement date of settlement: Tuesday, December 26, 2006

(3) Method of Settlement

A notice of purchase will be mailed to the address of each applying shareholder (or the standing proxy in the case of non-Japanese shareholders) without delay after the expiration of the tender offer period. Payment of the purchase price will be made in cash. The tender offer agent will, in accordance with the shareholder's instructions, remit the purchase price without delay after the settlement commencement date to the account designated by the applying shareholder.

4. Location at which a copy of the Tender Offer Explanatory Statement is available to public

Kirin Brewery Company, Limited	10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo
Osaka Securities Exchange, Co., Ltd.	8-16, Kitahama 1-chome, Chuo-ku, Osaka

II. Changes in Subsidiaries

As a result of the Tender Offer, the Company will hold more than 50% of the voting rights of Mercian. Accordingly, Mercian will become a consolidated subsidiary of the Company as of December 26, 2006.

1. Outline of the Subject Subsidiary

(1) Trade name: Mercian Corporation

(2) Address of head office: 1-5-8, Kyobashi, Chuo-ku, Tokyo

(3) Representative: President and CEO, Yuji Okabe

(4) Date of incorporation: December 4, 1934

(5) Main business: (i) Manufacture and sales of alcoholic beverages, chemicals, pharmaceuticals and animal feeds
(ii) Sales of imported alcoholic beverages

(6) Fiscal year end: December 31

(7) Number of employees: 1,392 (consolidated, as of June 30, 2006)

(8) Outstanding shares: 133,689,303 shares (as of June 30, 2006)

(9) Amount of share capital: ¥20,972 million (as of June 30, 2006)

(10) Composition of major shareholders and shareholding ratios (as of June 30, 2006)

Ajinomoto Co., Ltd.: 12.82%

The Master Trust Bank of Japan, Ltd. (trust account): 7.07%

The Dai-ichi Mutual Life Insurance Company (standing proxy: Trust & Custody Services Bank, Ltd.): 4.79%

Meiji Yasuda Life Insurance Company (standing proxy: Trust & Custody Services Bank, Ltd.): 4.14%

State Street Bank & Trust Company (Account 505019) (standing proxy: Mizuho Corporate Bank, Ltd., Kabuto-cho Securities Settlement Operation Center): 3.58%

Japan Trustee Services Bank, Ltd. (trust account): 3.25%

Yamato Life Insurance Co.: 2.32%

Mitsui Sumitomo Insurance Co., Ltd.: 2.24%

Aioi Insurance Co., Ltd.: 1.87%

RBC Dexia Investor Services Trust, London client account (standing proxy: Standard Chartered Bank): 1.51%

(11) Business results for recent fiscal years

(Unconsolidated)

	Fiscal Year ended December 2004	Fiscal Year ended December 2005
Sales	¥94,150 million	¥93,613 million
Operating income	¥2,731 million	¥2,057 million
Ordinary income	¥2,861 million	¥3,434 million
Current term net income	¥3,063 million	¥2,344 million
Gross assets	¥85,209 million	¥84,504 million
Net assets	¥47,098 million	¥46,903 million
Annual dividend per share	¥5.00	¥5.00

(Consolidated)

	Fiscal Year ended December 2004	Fiscal Year ended December 2005
Sales	¥99,231 million	¥99,027 million
Operating income	¥3,189 million	¥2,595 million
Ordinary income	¥3,595 million	¥2,675 million
Current term net income	¥2,372 million	¥1,409 million
Gross assets	¥90,615 million	¥87,938 million
Net assets	¥48,229 million	¥47,592 million

2. Date of change in subsidiary (scheduled): Tuesday, December 26, 2006

3. Expected effect of the Tender Offer on the Company's business results

   In the Company's earnings forecast for the fiscal year ended December 2006, which was originally made public on November 10, 2006, the Company's consolidated sales totaled ¥1,680,000 million and its unconsolidated sales totaled ¥ 977,000 million. In Mercian's earnings forecast for the fiscal year ended December 2006, which was originally made public on July 28, 2006, Mercian's consolidated sales totaled ¥104,000 million and its unconsolidated sales totaled ¥96,000 million. By adding together each company's consolidated sales from the earning forecasts for the fiscal year ended December 2006, the combined total sales equal ¥1,784,000 million. Because it will take time to calculate similarly combined ordinary income and the current term net income, the Company will disclose the effects of the Tender Offer on the Company's business results as soon as they are confirmed.

4. Policies after the Tender Offer

   As a result of the Tender Offer, Mercian will become a consolidated subsidiary of the Company. However, it is planned that the listing of Mercian's stock on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Stock Exchange will be maintained.